Exhibit 99.3

PRESS RELEASE

WiLAN Expands Patent Management Team
Robert Scott Joins as Vice President, Patent Administration

OTTAWA, Canada – September 12, 2011 – Wi-LAN Inc. (“WiLAN” or the “Company”) ”) (TSX:WIN) (TSX: WIN.DB) (NASD:WILN), today announced that the Company has expanded its management team with the appointment of Mr. Robert “Rob” Scott to the position of Vice President, Patent Administration.

“I am happy to welcome this seasoned executive to WiLAN’s team,” said Jim Skippen, Chairman & CEO.  “Rob brings valuable leadership and experience that will help WiLAN manage and grow its patent portfolio and expand our patent management, licensing and litigation management capabilities.”

Mr. Scott is a Registered U.S. Patent Attorney and brings over 15 years of international patent law and practical engineering experience. In his role of Vice President, Patent Administration, Mr. Scott will be responsible for managing the group that oversees preparation and prosecution activities relating to WiLAN’s expanding international patent portfolio and R&D operations. He will also support licensing and litigation activities and provide senior level insights concerning due diligence efforts in patent acquisition matters.

Mr. Scott joins WiLAN from ATMD Bird & Bird, an international full-service law firm where he managed patent group activities and substantial patent portfolios in the firm’s Singapore offices.  He has also served in senior prosecution, litigation and management roles with high profile in-house patent operations and law firms in the United States, Japan and elsewhere in Asia.  Mr. Scott holds a Juris Doctorate with a Patent Track specialty from George Mason University School of Law and an Electrical Engineering degree with emphasis on network architecture and protocols from GMU’s Volgeneau School of Information Technology and Engineering.

About WiLAN

WiLAN, founded in 1992, is a leading technology innovation and licensing company.  WiLAN has licensed its intellectual property to over 255 companies worldwide.  Inventions in our portfolio have been licensed by companies that manufacture or sell a wide range of communication and consumer electronics products including 3G and 4G handsets, Wi-Fi-enabled laptops, Wi-Fi and broadband routers, xDSL infrastructure equipment, cellular base stations and digital television receivers.  WiLAN has a large and growing portfolio of more than 1400 issued or pending patents.  For more information: www.wilan.com.

All trademarks and brands mentioned in this release are the property of their respective owners.

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PRESS RELEASE

For more information, please contact:

Kathryn Hughes
Director, Marketing & Communications
O: 613.688.4897
C: 613.898.6781
E: khughes@wilan.com

Tyler Burns
Director, Investor Relations
O: 613.688.4330
C: 613.697.0367
E: tburns@wilan.com

Renmark Financial Communications Inc.
Maurice Dagenais: mdagenais@renmarkfinancial.com
Christine Stewart: cstewart@renmarkfinancial.com
O: 514.939.3989 or 416.644.2020
www.renmarkfinancial.com

For more information, visit www.wilan.com or please contact	Tyler Burns Director, Investor Relations & Communications	11 Holland Avenue, Suite 608, Ottawa, ON K1Y 4S1 Tel: O: 613.688.4330 C: 613.697.0367 Email: tburns@wilan.com

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